UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of November 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Item 1:	Form 6-K dated November 7, 2016 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: November 7, 2016

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

JAGUAR LAND ROVER ACHIEVES STRONG GLOBAL SALES IN OCTOBER

November 7, 2016, Whitley, UK: Jaguar Land Rover, the UK’s leading manufacturer of premium luxury vehicles, today reported its best ever October retail sales of 46,325 vehicles, up 11% compared to October 2015. The month’s performance has been driven by strong sales of the Land Rover Discovery Sport, Range Rover Evoque, Jaguar XF and the introduction of the Jaguar F-PACE, as well as strong year on year sales growth in China and Europe.

Jaguar Land Rover delivered solid retail sales growth across the majority of key regions for October year on year, with China up 39%, Europe up 25%, the UK and North America both up 8% but other overseas markets down 22%. Jaguar Land Rover sold 480,349 vehicles in the first ten months of 2016, 23% up on the same period in the prior year.

Commenting on the performance, Andy Goss, Jaguar Land Rover Group Sales Operations Director said: “With our most engaging product line up to date we are continuing to see positive sales momentum. Impressive performances across Europe and China have boosted our year-to-date sales to over 480,000 vehicles.”

Jaguar recorded its best October ever, with retail sales reaching 14,402 vehicles, up 93% on the previous year, reflecting the strong launch of the F-PACE and the introduction of the long-wheel base XFL in China. Calendar year-to-date sales for Jaguar were 117,768 up 74 % year-on-year.

Land Rover recorded October sales of 31,923 vehicles, down 6% year-on-year, as production of the Defender and Discovery ceased in January 2016 and August 2016 respectively. Sales of the all-new Discovery are expected to commence in Spring 2017. The best-seller for the month was the Discovery Sport, retailing 9,605 vehicles, up 34%, closely followed by the Range Rover Evoque, retailing 9,012 vehicles, up 17%. Calendar year-to-date sales for Land Rover reached 362,581 vehicles, 12% up on the prior year.

	October	% increase YOY	Jan – October	% increase YOY	15/16 Financial Year	% increase YOY
Jaguar Land Rover	46,325	11%	480,349	23%	521,571	13%
Jaguar	14,402	93%	117,768	74%	94,449	23%
Land Rover	31,923	(6%)	362,581	12%	427,122	11%

ENDS.

Notes to editors:

•	Jaguar Land Rover is the largest automotive manufacturer in Britain;

•	Over the past five years, Jaguar Land Rover has doubled sales and employment, more than tripled turnover, and invested over £12 billion in new product creation and capital expenditure;

•	With a balanced regional distribution of sales, in 2015, Jaguar Land Rover sold 487,065, up 5% year-on-year. Of that, Jaguar sold 83,986 vehicles and Land Rover sold 403,079 vehicles;

•	Jaguar Land Rover will invest over £3 billion in its products and facilities in Fiscal 2015 /16;

•	Jaguar Land Rover is one of the UK’s largest exporters and generates over 80% of its revenue from exports.

About Tata Motors

Tata Motors Limited is India’s largest automobile company, with consolidated revenues of INR 2,75,561 crores (USD 41.6 billion) in 2015-16. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country’s market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.